Exhibit 99.2

ANNOUNCEMENT

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announced today that Gerdau Group has completed the acquisition of the MacSteel business of Quanex Corporation. Quanex’s shareholders approved the transaction at a special shareholder meeting on Tuesday, April 22, 2008.

On November 19, 2007, Gerdau Group announced that it had reached an agreement to acquire the MacSteel business of Quanex Corporation, the second largest producer of specialty steel (Special Bar Quality - SBQ) in the United States. MacSteel operates three mini-mills, located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The company also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has approximately 1,600 employees and an installed capacity of 1.2 million metric tons of crude steel and 1.1 million metric tons of rolled products per year. The purchase price is US$ 1.46 billion plus the assumption of debt and certain liabilities.

The acquisition is being financed by existing cash and short term debt.

The agreement does not include Quanex’s Building Products business, which is a non steel related operation. Quanex has announced the spin-off of this business in connection with the completion of the proposed acquisition.

With this acquisition, Gerdau Group becomes the major producer of long specialty steel for the automotive industry in the world. The presence in the United States as a major producer of this kind of products consolidates Gerdau’s position as a global supplier and opens new possibilities for growth in the globalized market for these products.

Rio de Janeiro, April 23, 2008.

Osvaldo B. Schirmer

Executive Vice-President

Director of Investor Relations